COMMENTS RECEIVED ON MARCH 20, 2020

FROM EDWARD BARTZ

FIDELITY ADVISOR SERIES I (File Nos. 002-84776 and 811-03785)

FIDELITY ADVISOR SERIES VII (File Nos. 002-67004 and 811-03010)

FIDELITY ADVISOR SERIES VIII (File Nos. 002-86711 and 811-03855)

FIDELITY CAPITAL TRUST (File Nos. 002-61760 and 811-02841)

FIDELITY COMMONWEALTH TRUST (File Nos. 002-52322 and 811-02546)

FIDELITY COMMONWEALTH TRUST II (File Nos. 333-139428 and 811-21990)

FIDELITY CONCORD STREET TRUST (File Nos. 033-15983 and 811-05251)

FIDELITY CONTRAFUND (File Nos. 002-25235 and 811-01400)

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

FIDELITY DESTINY PORTFOLIOS (File Nos. 002-34099 and 811-01796)

FIDELITY DEVONSHIRE TRUST (File Nos. 002-24389 and 811-01352)

FIDELITY FINANCIAL TRUST (File Nos. 002-79910 and 811-03587)

FIDELITY HASTINGS STREET TRUST (File Nos. 002-11517 and 811-00215)

FIDELITY INVESTMENT TRUST (File Nos. 002-90649 and 811-04008)

FIDELITY MAGELLAN FUND (File Nos. 002-21461 and 811-01193)

FIDELITY MT. VERNON STREET TRUST (File Nos. 002-79755 and 811-03583)

FIDELITY PURITAN TRUST (File Nos. 002-11884 and 811-00649)

FIDELITY SECURITIES FUND (File Nos. 002-93601 and 811-04118)

FIDELITY SELECT PORTFOLIOS (File Nos. 002-69972 and 811-03114)

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

FIDELITY TREND FUND (File Nos. 002-15063 and 811-00790)

VARIABLE INSURANCE PRODUCTS FUND (File Nos. 002-75010 and 811-03329)

VARIABLE INSURANCE PRODUCTS FUND II (File Nos. 033-20773 and 811-05511)

VARIABLE INSURANCE PRODUCTS FUND III (File Nos. 033-54837 and 811-07205)

VARIABLE INSURANCE PRODUCTS FUND IV (File Nos. 002-84130 and 811-03759)

PRELIMINARY PROXY STATEMENT FILED ON MARCH 13, 2020

SHAREHOLDER MEETING DATE JUNE 9, 2020

C:

The Staff requests we explain supplementally why the shareholders’ approval of the funds’ auditors was not included in the proxy statement.

R:

A proposal asking shareholders to approve the funds’ auditors was not included in the proxy statement because the funds rely on Rule 32a-4. Under Rule 32a-4, the funds are exempt from the requirement of Section 32(a)(2) to submit the selection of the funds’ auditors to shareholders for ratification because the funds’ board of trustees has established an audit committee composed solely of independent trustees and has adopted a charter that sets forth the structure, duties, powers and methods of operation of the audit committee.